United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)   Yes ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One)   Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)   Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Vale updates on developments related to the outbreak of the coronavirus

Rio de Janeiro, March 16th, 2020 – Vale S.A. (“Vale”) would like to update the market on the steps and policies it is taking to safeguard its employees, businesses and communities surrounding its operations from the threats that are being posed by the COVID-19 (Coronavirus) outbreak, and on the consequences of such measures.

On this date, Vale took the decision to ramp down its Voisey’s Bay mining operation and place it on care and maintenance for a period of four weeks, as a precaution to help protect the health and well-being of Nunatsiavut and Innu indigenous communities in Labrador in face of the COVID-19 pandemic.

Although none of our employees has tested positive for coronavirus at any of Vale’s global operations, Vale has taken this preventive action because of the unique remoteness of that area, with fly-in and fly-out operations, with higher exposure to travel. Vale will work together with the communities and authorities to ensure our operations do not act as a catalyst to inadvertently introduce the virus in these communities.

The Long Harbour Processing Plant (LHPP) continues to operate and nickel and cobalt production should not be affected, given the availability of stockpiled concentrates to feed the LHPP well past the four-week care and maintenance period, while the copper concentrate production at site will be reduced proportionally to the period of mine stoppage (Voisey’s Bay produced 25.0kt of copper in concentrate in 2019). The decision also impacts Voisey’s Bay Mine Expansion project currently underway to transition to underground operations.

Vale also informs that due to travel and equipment transportation restrictions, as a result of the Coronavirus outbreak, it is revisiting its plans for the Mozambique coal processing plants stoppage. The halting of operations was previously expected to start in 2Q20, and a new date is under evaluation, which could ultimately affect coal production guidance for 2020.

Additionally, and also due to the Coronavirus outbreak, the great majority of Vale’s and third-party employees based in our corporate offices will work in home-office regime starting today. The measure aims to safeguard our employees, reducing the number of people in the same workspace and the exposure to public spaces, such as busses, subways and elevators.

Vale reaffirms its commitment to the safety of its people and the communities in which it operates and will keep investors and markets informed of future developments.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: March 16, 2020	By:	/s/ André Figueiredo
Director of Investor Relations